Exhibit 5.3

Re: Registration Statement on Form F-10 of High Tide Inc.

We hereby consent to the use of our name in Amendment No. 1 to the Registration Statement on Form F-10 filed by High Tide Inc. on August 3, 2023, and in the short form base shelf prospectus dated August 3, 2023 included therein, under the heading “Legal Matters and Interests of Experts”, as such may thereafter be amended or supplemented.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours truly,

/s/ Nauth LPC

Nauth LPC

August 3, 2023